SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 Motorola, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $3.00
                         (Title of Class of Securities)

                                    620076109
                                 (CUSIP Number)

                            Keith L. Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 7, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This Statement constitutes Amendment No. 3 to the Schedule 13D previously filed on February 6, 2008 and amended on March 5, 2008 and March 27, 2008 (collectively, this "Schedule 13D"). All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following:

     On April 7, 2008, Carl C. Icahn, certain of his affiliates and associates and William R. Hambrecht entered into a settlement agreement and a confidentiality agreement with the Issuer, which agreements are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference thereto. The settlement agreement, among other things, obligates the Issuer to appoint Mr. Meister to the Board of Directors of the Issuer effective today and nominate Messrs. Meister and Hambrecht to the Board of Directors of the Issuer at the upcoming 2008 Annual Meeting of Stockholders of the Issuer. In connection with the nomination of Messrs. Hambrecht and Meister, the Registrants have agreed not to solicit proxies in connection with the 2008 Annual Meeting and to vote its Shares in support of all of the Board's director nominees of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated to read as follows:

     Except as otherwise described in this Schedule 13D, including Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Settlement Agreement with Motorola, Inc.

     2    Confidentiality Agreement with Motorola, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Keith A. Meister
              --------------------
              Name: Keith A. Meister
              Title: Principal Executive Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Keith A. Meister
              --------------------
              Name: Keith A. Meister
              Title: Principal Executive Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Keith A. Meister
              --------------------
              Name: Keith A. Meister
              Title: Principal Executive Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Keith A. Meister
     --------------------
     Name: Keith A. Meister
     Title: Principal Executive Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN







      [Signature Page of Amendment No. 3 to Schedule 13D - Motorola, Inc.]